Response Biomedical Corporation Announces Third Quarter Results

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, November 29, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today reported financial results for the third quarter ended September 30, 2007. For a further discussion of the Company’s financial results for the three and nine month periods ended September 30, 2007, please refer to the Company’s unaudited interim consolidated financial statements and related Management Discussion and Analysis, which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com or EDGAR (US) www.sec.gov/edgar/searchedgar/webusers.htm. Information at these sites is typically available within 24 hours of the distribution of the news release.

Corporate Update
“We have remained focused on several key issues during the third quarter,” said S. Wayne Kay, Chief Executive Officer. “Earlier this month we received conditional listing approval from the Toronto Stock Exchange and we expect to be listed on this senior Canadian exchange in the near future.”

“Key upcoming milestones in our cardiovascular business include U.S. Food and Drug Administration (FDA) market clearance for our RAMP® NT-proBNP Test, expected in the near-term, and a worldwide marketing partner for our cardiovascular line of RAMP® rapid tests, which we are driving to have in place as soon as reasonably possible,” continued Mr. Kay. “In our infectious disease business, our collaboration with 3M remains strong with a focus on receiving regulatory clearance and commercialization of the Rapid Influenza A+B Test, which will be marketed exclusively by 3M. We are currently preparing additional non-clinical data to support our U.S. FDA submission and we are hopeful for a market clearance during the 2007/2008 flu season. In reviewing all opportunities to best build this franchise, 3M determined that current market conditions are not optimal for the Rapid Staph A Test and that resources would be better utilized by focusing efforts on markets of greater opportunity. Therefore, current development work for Rapid Staph A has been put on hold and we are substituting other opportunities with greater market potential. Should market conditions change, the Rapid Staph A initiative can be revisited at that time. Both Companies remain committed to development of tests in the infectious disease area with priority to large and growing markets in which 3M can maximize its marketing strengths.”

“2008 will be a pivotal year for us as we scale up our manufacturing process to meet the high demand expected by our current and future partners and roll out our new Reader,” Mr. Kay said. “To ensure we can meet that demand we expect to move to our new state-of-the-art facility, by the end of the first quarter, 2008.”

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Summary of Interim Results
(Expressed in 000’s except per share data)

Fiscal Year 2007	Year to date September 30, 2007	Year to date September 30, 2006
Total Revenue	$3,102	$3,296
Research and Development Costs	$5,370	$3,784
Net Loss	($9,601)	($5,897)
Loss per share - (basic and diluted)	($0.08)	($0.07)
Cash and Cash Equivalents, Short Term Investments and Restricted Investment	$11,100	$2,458
Working Capital	$11,257	$3,445
Weighted Average Common Shares Outstanding	124,403	87,584

Financial Overview:
Total revenues for the nine-month period ended September 30, 2007 were $3,102,355 compared to $3,296,365 for the same period in 2006, a decrease of 5.9% .

As at September 30, 2007, the Company had $11,100,086 in cash and cash equivalents, short-term investments, and restricted investments, an increase of $1,933,230 compared to $9,166,856 as at December 31, 2006. As at September 30, 2007, the Company had a working capital balance of $11,256,608, an increase of $1,982,814 compared to $9,273,793 as at December 31, 2006.

During the nine month period September 30, 2007, the Company raised $11,123,331 through private placement, obtained (net of issue costs) $420,712 in cash through the issuance of shares related to the exercise of stock options, and $792,489 through the exercise of warrants.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories.
RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

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The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 40-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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